                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.   20549


                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                    ATLANTIC GULF COMMUNITIES CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, Par Value $0.10 Per Share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  048556104
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                               (CUSIP Number)

                           Richard A. Denmon, Esq.
            Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A.
                            Post Office Box 3239
                            Tampa, Florida 33601
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               March 31, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 7 Pages

                                  SCHEDULE 13D


CUSIP No.        048556104
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AP - AGC, LLC
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY


--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           N.A.
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                  [ ]

           N.A.
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                            7         SOLE VOTING POWER
             NUMBER OF SHARES                         9,913,565
               BENEFICIALLY                 ------------------------------------
               OWNED BY EACH                8         SHARED VOTING POWER
                 REPORTING                            -0-
                PERSON WITH                 -----------------------------------
                                            9         SOLE DISPOSITIVE POWER
                                                      9,913,565
                                            -----------------------------------
                                            10        SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,913,565
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.2%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------





                               Page 2 of 7 Pages

                                  SCHEDULE 13D


CUSIP No.        048556104
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Apollo Real Estate Investment Fund II, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
                                                                        (B) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY


--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           N.A.
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                                                [ ]

           N.A.
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                            7         SOLE VOTING POWER
             NUMBER OF SHARES                         9,913,565
               BENEFICIALLY                 ------------------------------------
               OWNED BY EACH                8         SHARED VOTING POWER
                 REPORTING                            -0-
                PERSON WITH                 -----------------------------------
                                            9         SOLE DISPOSITIVE POWER
                                                      9,913,565
                                            -----------------------------------
                                            10        SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,913,565
--------------------------------------------------------------------------------

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.2%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------





                               Page 3 of 7 Pages

                                  SCHEDULE 13D


CUSIP No.        048556104
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Apollo Real Estate Advisors II, L.P.
--------------------------------------------------------------------------------

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
                                                                        (B) [ ]

--------------------------------------------------------------------------------
  3        SEC USE ONLY


--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           N.A.
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                                                [ ]

           N.A.
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                            7         SOLE VOTING POWER
             NUMBER OF SHARES                         9,913,565
               BENEFICIALLY                 ------------------------------------
               OWNED BY EACH                8         SHARED VOTING POWER
                 REPORTING                            -0-
                PERSON WITH                 ------------------------------------
                                            9         SOLE DISPOSITIVE POWER
                                                      9,913,565
                                            ------------------------------------
                                            10        SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,913,565
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.2%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------





                               Page 4 of 7 Pages

         The Statement on Schedule 13D filed on July 7, 1997 (the "Schedule 13D") by AP-AGC, LLC ("AP-AGC"), Apollo Real Estate Investment Fund II, L.P. ("Apollo Fund II"), and Apollo Real Estate Advisors II ("AREA II" and, collectively, the "Reporting Persons") relating to the Common Stock, par value $0.10 per share ("Common Shares"), of Atlantic Gulf Communities Corporation, a Delaware corporation (the "Issuer"), is amended as set forth below. Except to the extent so amended, the Schedule 13D is incorporated herein by reference. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The last paragraph of Item 3 to the Schedule 13D is hereby deleted and the following is substituted therefor:

         Pursuant to the terms of the Investment Agreement, as of March 31, 1998, the Reporting Persons completed their purchase of the entire amount of the Issuer's securities required to be purchased under the Investment Agreement (2.5 million Series A Preferred Shares and 5.0 million Warrants) for an aggregate purchase price of $25 million.

         Under the Investment Agreement, the Reporting Persons are entitled to receive additional Series A Preferred Shares in the event of the nonpayment of quarterly dividends accruing on the issued and outstanding Series A Preferred Shares. No cash dividends were paid on the Series A Preferred Shares for the periods ended September 30, 1997, December 31, 1997 and March 31, 1998. As a result of the nonpayment of cash dividends due on the Series A Preferred Shares through March 31, 1998, an additional 325,300 Series A Preferred Shares were issued to the Reporting Persons.

         As of the date hereof, the Reporting Persons beneficially own an aggregate of 9,913,565 Common Shares which include:

         (i) 4,913,565 Common Shares which may be acquired upon the conversion of the 2,825,300 Series A Preferred Shares currently held; and

         (ii) 5,000,000 Common Shares which may be acquired upon the conversion of the 5,000,000 currently exercisable Warrants.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) of the Schedule 13D is hereby deleted and the following is substituted therefor:

         As of the date hereof, the Reporting Persons beneficially own an aggregate of 9,913,565 Common Shares which include:

         (i) 4,913,565 Common Shares which may be acquired upon the conversion of the 2,825,300 Series A Preferred Shares currently held (325,300 of which were granted to the Reporting Persons pursuant to the terms of the Investment Agreement to cover unpaid accumulated dividend payments due on the Series A Preferred Shares through March 31, 1998); and





                               Page 5 of 7 Pages

         (ii) 5,000,000 Common Shares which may be acquired upon the conversion of the 5,000,000 currently exercisable Warrants.

The Common Shares beneficially owned by the Reporting Persons represent approximately 46.2% of the 11,529,603 Common Shares of the Issuer outstanding (as reported in the Issuer's Form 10-Q for the period ended March 31, 1998).

         The increase in the number of Common Shares being reported in this Amendment No. 1 to the Schedule 13D relates to the 325,300 additional shares into which the Series A Preferred Shares are convertible as a result of unpaid accumulated dividend payments due on the Series A Preferred Shares through March 31, 1998.

         Pursuant to the terms of the Investment Agreement, AP-AGC has selected Stuart F. Koenig, Ricardo Koenigsberger, and Lee Neibart as AP-AGC's designees to the board of directors of the Issuer. Since becoming directors of the Issuer in 1997, Messrs. Koenig, Koenigsberger and Neibart have received directors' fees in the form of 2,051 Common Shares, 3,441 Common Shares and 3,441 Common Shares, respectively, as well as an individual option (granted by the Issuer to its non-employee directors upon becoming a director) to purchase 20,000 Common Shares. The Reporting Persons disclaim beneficial ownership of the Common Shares held by Messrs. Koenig, Koenigsberger and Neibart, who similarly disclaim beneficial ownership of the Common Shares held by the Reporting Persons.


         Item 5(c) of the Schedule 13D is hereby deleted and the following is substituted therefor:

         As disclosed in Item 4 to the Schedule 13D, the terms of the Investment Agreement require the Reporting Persons to acquire from the Issuer up to an aggregate of 2,500,000 Series A Preferred Shares at a price of $9.88 per share and 5,000,000 Warrants at a price of $0.06 per Warrant (including the Series A Preferred Shares and Warrants acquired in the Closing), for an aggregate purchase price of up to $25,000,000. Pursuant to this obligation, the Reporting Persons purchased (i) 850,000 Series A Preferred Shares and 1,700,000 Warrants for an aggregate price of $8,500,000 on July 31, 1997, (ii) 259,000 Series A Preferred Shares and 518,000 Warrants for an aggregate price of $2,590,000 on August 7, 1997, (iii) 100,000 Series A Preferred Shares and 200,000 Warrants for an aggregate price of $1,000,000 on October 6, 1997, (iv) 180,000 Series A Preferred Shares and 360,000 Warrants for an aggregate price of $ 1,800,000 on November 7, 1997, (v) 50,000 Preferred Shares and 100,000 Warrants for an aggregate price of $500,000 on December 8, 1997 and (vi) 173,525 Series A Preferred Shares and 347,050 Warrants for an aggregate price of $1,735,248, on March 31, 1998, thereby satisfying its purchase requirements under the Investment Agreement.

         In addition, the Reporting Persons acquired an aggregate of 325,300 Series A Preferred Shares through March 31, 1998, from the Company as a result of unpaid accumulated dividend payments due on the Series A Preferred Shares for the periods ended September 30, 1997, December 31, 1997 and March 31, 1998.

         Except as set forth above, there have been no purchases or sales by any of the Reporting Persons of Common Shares since the Schedule 13D was filed. To the best knowledge of the Reporting Persons, no person identified on Annex A to the Schedule 13D has effected any transactions in the Common Shares since the
Schedule 13D was filed.





                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 29, 1998

                           AP-AGC LLC

                           By:      KRONUS PROPERTY, INC.,
                                    a Delaware corporation,
                                    as Manager


                                    /s/ Michael D. Weiner
                                    --------------------------------
                                    Michael D. Weiner
                                    Vice President


                           APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                           By: APOLLO REAL ESTATE ADVISORS II, L.P., a Delaware limited partnership, as Managing General Partner


                           By:      APOLLO REAL ESTATE CAPITAL
                                    ADVISORS, II, INC.,
                                    a Delaware corporation,
                                    as General Partner


                                    /s/ Michael D. Weiner
                                    --------------------------------
                                    Michael D. Weiner
                                    Vice President


                           APOLLO REAL ESTATE ADVISORS II, L.P.

                           By:      APOLLO REAL ESTATE CAPITAL
                                    ADVISORS II, INC.,
                                    a Delaware corporation,
                                    as General Partner


                                    /s/ Michael D. Weiner
                                    --------------------------------
                                    Michael D. Weiner
                                    Vice President





                               Page 7 of 7 Pages